March 16, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Chen Chen, Staff Accountant

Attn: Kathleen Collins, Accounting Branch Chief

Attn: David Plattner, Special Counsel

Attn: Alexandra Barone, Staff Attorney

Attn: Larry Spirgel, Office Chief

Dear Ms. Chen, Ms. Collins, Mr. Plattner, Ms. Barone and Mr. Spirgel:

dMY Technology Group, Inc. VI, a Delaware corporation (the “Company,” “dMY VI”, “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 14, 2023, regarding the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on January 26, 2023 (the “Schedule TO”), as amended on March 3, 2023 (the “Schedule TO-I/A”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended and Restated Offer to Purchase (the “Second A&R OTP”), as filed as Exhibit 99.(a)(1)(E) to Amendment No. 4 to the Schedule TO (“Amendment No. 4”).

Exhibit 99.(a)(1)(C) to Schedule TO

Questions and Answers about the Offer

Risk Factors

dMY VI’s Amended and Restated Certificate of Incorporation…, page 17

1.

We note your response to prior comment 4. Please expand your risk factor to address the fact that the exclusive forum provision in your certificate of incorporation is not applicable to claims arising under the Exchange Act.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 17 of the Second A&R OTP to address the fact that the exclusive forum provision in its certificate of incorporation is not applicable to claims arising under the Exchange Act.

You may not have the same benefits as an investor in an underwritten public offering..., page 18

2.

To better illustrate the risk being conveyed by this risk factor, highlight the significant disparity between the purchase price being paid for Rainwater Tech by the SPAC and the valuation of Rainwater Tech.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 18 of the Second A&R OTP to highlight the disparity between the purchase price being paid for Rainwater Tech by the SPAC and the valuation of Rainwater Tech.

Background of the Business Combination

dMY VI’s Board of Directors’ Reasons for the Approval of the Business Combination

Valuation Analysis, page 79

3.	Address how the board and its financial advisors considered the uncertainty of Rainwater Tech’s technology to generate rainfall on a commercial basis in determining the valuation.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Second A&R OTP beneath the header “Valuation Analysis”.

4.

Please expand your discussion of your valuation analysis to address the limitations and attainability of your predictions, including the factors or contingencies that would affect such growth from ultimately materializing.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Second A&R OTP beneath the header “Valuation Analysis”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DMY VI

Critical Accounting Policies and Estimates, page 110

5.

You state that you have identified “the following” as your critical accounting policies, however, you do not include a discussion of any specific estimates. Please explain or revise. Also, refer to this section as Critical Accounting Estimates both here and on page 132. Refer to Item 303(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure regarding its critical accounting policies on page 112 of the Second A&R OTP to align with the disclosure in its Annual Report on Form 10-K, which was filed with the SEC on March 3, 2023. The Company has also revised its disclosure to refer to Critical Accounting Estimates on pages 112 and 134.

Underwriting Agreement, page 110

6.

We understand that Goldman Sachs, the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Goldman Sachs. Revise your relevant disclosure referring to the payment of deferred underwriting commissions.

In response to the Staff’s comment, the Company notes that dMY VI received a formal letter from Goldman Sachs on November 18, 2022, advising that Goldman Sachs had waived any entitlement it may have had to the deferred underwriting commissions of approximately $8.5 million in respect of any business combination. Goldman Sachs did not provide a reason for the fee waiver and the Company did not engage in any dialogue with them regarding the waiver. From the date of the receipt of the waiver to the date of this letter, dMY VI has not had any business or financial discussions with Goldman Sachs in connection with any potential business combination. The Company has revised the disclosure on pages 19, 87 and 112 of the Second A&R OTP referring to the payment of deferred underwriting commissions to reflect that this payment has been waived.

7.

Please describe what relationship existed between Goldman Sachs and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by Goldman Sachs. For example, clarify whether Goldman Sachs had any role in the identification or evaluation of business combination targets.

In response to the Staff’s comment, the Company notes that after the close of the IPO, Goldman Sachs analyzed with dMY VI just one potential target company in the social media industry. However, the Company and Goldman Sachs mutually agreed that this company would not be an ideal going public candidate. Other than this one target, which dMY VI presented to Goldman Sachs, Goldman Sachs did not identify or evaluate any other companies that the Company considered as potential targets for the business combination. The Company respectfully notes that Goldman Sachs had no involvement in the identification or evaluation of business combination targets, nor did it have any role in the preparation of any merger analyses or advisory services relating to any potential business combination targets, including Rainwater Tech.

8.

Tell us whether Goldman Sachs was involved in the preparation of any disclosure that is included in the Offer, including any analysis underlying disclosure. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Goldman Sachs claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this filing.

In response to the Staff’s comment, the Company respectfully notes that Goldman Sachs was not involved in the preparation of any disclosure or analysis underlying any disclosure that is included in the Offer. The Company further notes that Goldman Sachs has had no role in the SPAC’s business combination transaction and has disclaimed any responsibility for any of the disclosure in this filing.

9.

Please tell us whether you are aware of any disagreements with Goldman Sachs regarding the disclosure in the Offer. Further, please add risk factor disclosure that clarifies that Goldman Sachs was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Goldman Sachs is waiving such fees and disclaiming responsibility for the Offer. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

In response to the Staff’s comment, the Company respectfully notes that there have been no disagreements with Goldman Sachs regarding the disclosure in the Offer, as Goldman Sachs has had no involvement with the preparation of any disclosure in the Offer. The Company has revised the disclosure on page 19 of the Second A&R OTP to add a new risk factor to clarify that Goldman Sachs was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO, and that it already rendered these services, but waived such fees and disclaimed responsibility for the Offer. The risk factor is titled: “Goldman Sachs & Co. LLC, the lead underwriter in the dMY VI IPO, without any consideration from dMY VI, waived its entitlement to deferred underwriting compensation and disclaimed any responsibility for any portion of the Offer.” In this risk factor, the Company has included disclosure about the unusual nature of such a fee waiver and that it may make the proposed business combination less attractive as a result.

10.

Disclose whether Goldman Sachs provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Goldman Sachs was waiving deferred fees, despite already completing their services, please indicate so in the Offer. Further, revise the risk factor disclosure to explicitly clarify that Goldman Sachs has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

In response to the Staff’s comment, the Company respectfully notes that Goldman Sachs did not provide it with any reasons for the fee waiver, and has revised the disclosure on pages 19, 87 and 112 of the Second A&R OTP to reflect this. The Company has also revised the risk factor disclosure on page 19 of the Second A&R OTP to clarify that Goldman Sachs performed all its obligations under the Underwriting Agreement to obtain its fee and is therefore gratuitously waiving the right to be compensated. The Company respectfully notes that Goldman Sachs had not performed any substantial services for the Company after its IPO with respect to this Offer or any potential business combination.

11.

We note your disclosure that you agreed to pay Needham fees to be mutually agreed upon at a later date, solely in the event you complete your business combination and that as of December 31, 2022, you determined that a business combination is not considered probable. Please clarify whether any fees have already been paid to Needham in connection with services already provided to the SPAC in this transaction. Furthermore, clarify why the business combination is not considered probable in light of the fact that the board is recommending a business combination that is not subject to shareholder approval.

The Company respectfully notes that as previously disclosed in the Schedule TO-I/A, the board recommended a business combination based on the reasons included in the section titled “dMY VI’s Board of Directors’ Reasons for Approval of the Business Combination.” The Company notes that Needham received only 5% of the upfront underwriting fees and, as of the date herein, has not received any other remuneration.

The Company further advises that Needham will receive additional fees only if the Offer and proposed business combination is successful. Consistent with the guidance in ASC paragraphs 805-20-55-50 and 55-51, the Company should not anticipate the consummation of a business combination. Instead, recognition of the portion of Needham’s fee, that is contingent on closing a business combination, should be recognized in the Company’s financial statements only when the business combination is consummated. In other words, when the contingent trigger is a future business combination, the probability threshold in ASC 450-20 is not met until the business combination closes (i.e., for a contingent fee for services to be considered ‘probable’ when the contingent event is a business combination, the percentage threshold must be 100%). Currently, there exist several impediments to closing the proposed business combination (as disclosed in the Risk Factors and other related sections of the Schedule TO-I/A and the Second A&R OTP), such that the probability of closing cannot be asserted at the 100% level.

Unaudited Pro Forma Condensed Combined Financial Information, page 137

12.

We note from the subsequent events footnotes on pages F-25 and F-38 that both dMY IV and Rainwater Tech incurred additional related party debt since fiscal year end. Please tell us your consideration to reflect such amounts in your pro forma financial statements. We also note that the dMY’s working capital loans will either be repaid upon consummation of a business combination, or at the lenders discretion, up to $1.5 million of such loans may be convertible into warrants of the post business combination entity. Please tell us how the repayment of such loans is reflected in the pro forma financial statements or revise as necessary.

In response to the Staff’s comment, the Company respectfully notes that as of December 31, 2022, dMY VI and Rainwater Tech have an outstanding balance of approximately $295,000 and approximately $153,000 under working capital loans due to related parties and amounts due to related parties, respectively. Since fiscal year end, dMY VI received additional loan proceeds of $86,000 in cash under working capital loans to related parties and Rainwater Tech received additional loan proceeds of $447,000 in cash under the form of a promissory note (the “Note”). The working capital loans would either be repaid upon consummation of a business combination or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant. The Note has an annual interest rate of 5% and shall be due and payable on August 1, 2023 (the “Maturity Date).

In response to the Staff’s comment, the Company has revised the footnote to pro forma adjustment (g) to give effect to the repayment of the working capital loans balance of approximately $295,000 for dMY VI as of December 31, 2022. Please see page 146 of the Second A&R OTP. The Company also plans to repay the additional funding of $86,000 under working capital loans received since fiscal year end; thus the additional cash received and additional repayment created a net effect of $0 in the pro forma financial statements.

The Company also respectfully notes that it plans to repay the loan amount due to related parties for Rainwater Tech when the Note reaches the Maturity Date on August 1, 2023. As a result, the pro forma financial statements still reflect such loan amount for Rainwater Tech as fully outstanding.

13.

We note from your revised disclosures on page 114 that you have agreed to pay Needham fees in the event that you complete the business combination. Please tell us the amount or range of fees that will be paid upon consummation of the merger. Also, tell us whether these fees are included in pro forma adjustment (aa) and if not, revise to reflect such fees as part of the purchase business combination transaction costs.

In response to the Staff’s comment, the Company notes that the estimated fees that will be paid to Needham upon consummation of the business combination will be approximately $1,000,000. Further, the Company respectfully notes that pro forma adjustment (aa) on page 145 of Exhibit (a)(1)(C) to the Schedule TO-I/A filed on March 3, 2023 (page 147 of the Second A&R OTP) reflected the Company’s estimate of the financial advisory fees of $1,000,000 that will be paid to Needham.

DMY Technology Group, Inc VI Financial Statements, page F-1

14.

We note your response to prior comment 22 as it relates to the $8.5 million waiver of deferred underwriting commissions as a gain from extinguishment of deferred underwriting commissions. Considering you appeared to have originally recorded the deferred underwriting commissions as a reduction of equity, tell us whether you considered reflecting any portion of this settlement as an equity adjustment and why such accounting treatment was dismissed in light of the guidance in ASC 420-10-40-1. In this regard, your response does not appear to support why you have not recorded the credit side of the transaction through equity.

The Company respectfully notes that it considered the guidance in ASC 420-10-40-1, which is applicable to costs associated with exit or disposal activities. The Company evaluated the Scope and Scope Exceptions guidelines in ASC 420-10-15 paragraph 3, and noted that the neither the transaction that generated the deferred underwriter commission, nor the transaction that relieved the Company of its obligation under that underwriting arrangement were “Exit or Disposal Cost Obligations” as defined. This guidance addresses the income statement classification of restructuring charges which generally calls for the classification of such charges in the same income statement category as when the cost was initially incurred. The Company respectfully notes that it does not believe such guidance is relevant to this fact pattern. This guidance is specifically addressing income statement classification and prohibiting characterization of an exit loss as non-operating, if the original cost or item is in operating (e.g., an inventory markdown in an exit activity cannot be classified as non-operating in the income statement; rather, it should be recognized in cost of goods sold). The guidance in ASC 420-10-40-1 is not calling for the credit side of a liability extinguishment entry to be recognized somewhere else other than in earnings. Similarly, if a liability were established in a business combination recognized in accordance with ASC 805, accounting for the subsequent extinguishment of that liability would not analogize to the guidance in ASC 420-10-40-1 and recognize the resulting extinguishment gain or loss in goodwill.

Goldman Sachs’ waiver of its deferred underwriting fees is an extinguishment of a liability within the scope of ASC 405-20, Liabilities—Extinguishment of Liabilities. This guidance applies to extinguishments of all liabilities and the Goldman Sachs waiver meets the derecognition guidance in ASC 405-20-40-1, as of November 18, 2022. The Company further applied the guidance in ASC 470-50, Debt—Modifications and Extinguishments, which calls for recognition of a gain or loss in current earnings for an extinguishment of debt, determined as the difference between the settlement price and the net carrying value of the liability, unless the extinguishment transaction is between related parties, in which case the extinguishment transaction may be recognized as a capital transaction (e.g., a capital contribution or distribution). Goldman Sachs is not a related party of the Company and held no equity in the Company on or near the extinguishment date.

The Company respectfully notes that it also considered the guidance in ASC 505 which makes clear that equity is “transactions in an entity’s own capital stock.” ASC 505-10-25-1 states that “Additional paid-in capital, however created, shall not be used to relieve income of the current or future years of charges that would otherwise be made to the income statement.” The non-authoritative guidance in the FASB’s Concept statements (CON 6) says that “...income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.” The Company respectfully notes that the extinguishment of this contingent cash obligation is a true economic benefit to the Company, received from a non-owner.

The Company also respectfully notes that the original entry to record the deferred underwriter’s commission upon closing the public sale of the Company’s Class A common stock subject to redemption (the “Public Shares”) resulted in a reduction to the initial carrying value of the Public Shares classified as temporary equity. Under ASC 480, the Company elected to recognize changes in the redemption value of the Public Shares immediately as they occur and adjust the carrying value of the redeemable Public Shares to equal the redemption value at the end of the reporting period. As such, effective with the closing of the sale of the Public Shares, the Company recognized the accretion from initial book value to redemption amount for the total amount of the initial reduction. The carrying value of the Public Shares is recognized at redemption value at each reporting period. If the Company were to recognize the waiver of deferred underwriting fees as a reversal of the entry made when initially recognizing the deferred fee obligation, such accounting would result in stating the carrying value of temporary equity in excess of the redemption value as of such date. Paragraph 16(e) of ASC 480-10-S99-3A precludes recognizing decreases in the carrying value of temporary equity, so the Company would be permanently presenting temporary equity at a value well above its current per share redemption value, which we believe would be misleading to public shareholders.

Sincerely,

By:	/s/ Harry You
Name: Harry You
Title: Chairman

cc:	Adam Brenneman